UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Favrille, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
312088 40 4

(CUSIP Number)
June 2, 2008

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Alloy Ventures 2000, LLC (“Alloy 2000”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSON Alloy Ventures 2005, LLC (“Alloy 2005”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005, (“Alloy Ventures 2005”). Alloy 2005 is the general partner of Alloy Ventures 2005 and may have sole voting power to vote these shares.

	6	SHARED VOTING POWER

499,049 shares represented by a warrant to immediately acquire shares held by Alloy Ventures 2005. Craig Taylor, John F. Shoch, Douglas E. Kelly, Daniel I. Rubin, Tony Di Bona, Ammar H. Hanafi and Michael W Hunkapiller are the managing members of Alloy 2005 and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005. Alloy 2005 is the general partner of Alloy Ventures 2005 and may have sole dispositive power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire shares held by Alloy Ventures 2005. Craig Taylor, John F. Shoch, Douglas E. Kelly, Daniel I. Rubin, Tony Di Bona, Ammar H. Hanafi and Michael W Hunkapiller are the managing members of Alloy 2005 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,049 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.197%

12	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSON Alloy Ventures 2005, L. P. (“Alloy Ventures 2005”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

499,049 shares represented by a warrant to immediately acquire shares held by Alloy Ventures 2005. Alloy Ventures 2005 LLC (“Alloy 2005”), the general partner of Alloy Ventures 2005, may be deemed to have sole voting power to vote these shares.

	6	SHARED VOTING POWER

499,049 shares represented by a warrant to immediately acquire shares held by Alloy Ventures 2005. Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona, J. Leighton Read, Daniel I. Rubin, Ammar H. Hanafi and Michael W. Hunkapiller are the managing members of Alloy 2005 and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire shares held by Alloy Ventures 2005. Alloy 2005, the general partner of Alloy Ventures 2005, may be deemed to have sole dispositive power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire shares held by Alloy Ventures 2005. Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona, J. Leighton Read, Daniel I. Rubin, Ammar H. Hanafi and Michael W. Hunkapiller are the managing members of Alloy 2005 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,049 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.19%

12	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSON Alloy Ventures 2000, L.P. (“Alloy Ventures”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539231

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSON Alloy Investors 2000, L.P. (“Alloy Investors”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539235

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSON Alloy Corporate 2000, L.P. (“Alloy Corporate”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSON Alloy Partners 2000, L.P. (“Alloy Partners”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539233

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSON Alloy Annex I, LLC (“Annex”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSON Alloy Annex I, L.P. (“Alloy Annex”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSON Craig Taylor (“Taylor”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005, L.P. (“Alloy Ventures 2005”). Alloy Ventures 2005, LLC (“Alloy 2005”) is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote these shares. Taylor, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares.

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005. Alloy 2005 is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote these shares. Taylor, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,049 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.19%

12	TYPE OF REPORTING PERSON*

IN

1	NAME OF REPORTING PERSON Douglas E. Kelly (“Kelly”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

101,512 shares of which 21,089 shares are issuable pursuant to a warrant that is exercisable immediately.

	6	SHARED VOTING POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005, L.P. (“Alloy Ventures 2005”). Alloy Ventures 2005, LLC (“Alloy 2005”) is the general partner of Alloy Ventures 2005 and may be deemed to have sole power to vote these shares. Kelly, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares.

	7	SOLE DISPOSITIVE POWER

101,512 shares of which 21,089 shares are issuable pursuant to a warrant that is exercisable immediately.

	8	SHARED DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005. Alloy 2005 is the general partner of Alloy Ventures 2005 and may be deemed to have sole power to vote these shares. Kelly, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,561 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.44%

12	TYPE OF REPORTING PERSON*

IN

1	NAME OF REPORTING PERSON John F. Shoch (“Shoch”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005, L.P. (“Alloy Ventures 2005”). Alloy Ventures 2005, LLC (“Alloy 2005”) is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote these shares. Shoch, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares.

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005. Alloy 2005 is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote these shares. Shoch, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,049 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.19%

12	TYPE OF REPORTING PERSON*

IN

1	NAME OF REPORTING PERSON Tony Di Bona (“Di Bona”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

17,000 shares. 12,000 shares are held directly and 5,000 shares are held in Di Bona’s IRA account.

	6	SHARED VOTING POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005, L.P. (“Alloy Ventures 2005”). Alloy Ventures 2005, LLC (“Alloy 2005”) is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote these shares. Di Bona, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares.

	7	SOLE DISPOSITIVE POWER

17,000 shares. 12,000 shares are held directly and 5,000 shares are held in DiBona’s IRA account.

	8	SHARED DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005. Alloy 2005 is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote these shares. Di Bona, a managing member of Alloy 2000, Annex and Alloy 2005, may be deemed to have shared power to vote all of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

516,049 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.23%

12	TYPE OF REPORTING PERSON*

IN

1	NAME OF REPORTING PERSON Ammar H. Hanafi (“Hanafi”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005. Alloy Ventures 2005, LLC (“Alloy 2005”) is the general partner of Alloy Ventures 2005 L.P. (“Alloy Ventures 2005”) and may be deemed to have sole voting power to vote these shares. Hanafi, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares. 4,250 shares are in an IRA account of Hanafi’s wife and Hanafi may be deemed to have shared voting power of these shares.

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005. Alloy 2005 is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote these shares. Hanafi, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares. 4,250 shares are in an IRA account of Hanafi’s wife and Hanafi may be deemed to have shared voting power of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

503,299 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.20%

12	TYPE OF REPORTING PERSON*

IN

1	NAME OF REPORTING PERSON Michael W. Hunkapiller (“Hunkapiller”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005, L.P. (“Alloy Ventures 2005”). Alloy Ventures 2005, LLC (“Alloy 2005”) is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote these shares. Hunkapiller, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares.

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005. Alloy 2005 is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote these shares. Hunkapiller, a managing member of Alloy 2005, may be deemed to have shared power to vote all of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,049 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.19%

12	TYPE OF REPORTING PERSON*

IN

1	NAME OF REPORTING PERSON Daniel I. Rubin (“Rubin”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

20,000 shares. 10,000 shares are held directly and 10,000 shares are in Rubin’s IRA account.

	6	SHARED VOTING POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005. Alloy Ventures 2005, LLC (“Alloy 2005”) is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote the shares. Rubin, a managing member of Alloy 2005, may be deemed to have shared power to vote these shares. An aggregate of 15,000 shares (5,000 for each child) are held in trust accounts for Rubin’s three children. He may be deemed to have shared voting power of these shares with his wife and brother who are co-trustees of the trusts.

	7	SOLE DISPOSITIVE POWER

20,000 shares. 10,000 shares are held directly and 10,000 shares are in Rubin’s IRA account.

	8	SHARED DISPOSITIVE POWER

499,049 shares represented by a warrant to immediately acquire such shares held directly by Alloy Ventures 2005. Alloy 2005 is the general partner of Alloy Ventures 2005 and may be deemed to have sole voting power to vote the shares. Rubin, a managing member of Alloy 2005, may be deemed to have shared power to vote these shares. An aggregate of 15,000 shares (5,000 for each child) are held in trust accounts for Rubin’s three children. He may be deemed to have shared voting power of these shares with his wife and brother who are co-trustees of the trusts.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

534,049 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.28%

12	TYPE OF REPORTING PERSON*

IN

(a)	Favrille, Inc.

(b)	10421 Pacific Center Court, Suite 150
San Diego, CA 92121

(c)	Name of Person Filing

Exhibit A is hereby incorporated by reference

(d)	Address of Principal Business Office or, if none, Residence

See Exhibit A

(e)	Citizenship

See Exhibit A

(f)	Title of Class of Securities

Common Stock

(g)	CUSIP Number 312088 40 4
Item 2. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J) Not applicable
Item 3. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

See Exhibit B which is hereby incorporated by reference and related pages 2 to 23.

(b)	Percent of Class:

See Exhibit B which is hereby incorporated by reference and related pages 2 to 23.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

See Footnote ***

(ii)	Shared power to vote or to direct the vote

See Footnote ***

(iii)	Sole power to dispose or to direct the disposition of See Footnote ***

(iv)	Shared power to dispose or to direct the disposition of See Footnote ***

***	See Exhibit B which is hereby incorporated by reference and related pages 3 to 31.
Item 4. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 5. Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable
Item 6. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not Applicable
Item 7. Identification and Classification of Members of the Group
     Not Applicable
Item 8. Notice of Dissolution of a Group
     Not Applicable
Item 9. Certification
     Not Applicable

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2008
Date

ALLOY VENTURES 2000, LLC

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

ALLOY VENTURES 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy
Ventures 2000, LLC, the general partner of Alloy
Ventures 2000, L.P.

ALLOY INVESTORS 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy
Ventures 2000, LLC, the general partner of Alloy
Investors 2000, L.P.

ALLOY CORPORATE 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy
Ventures 2000, LLC, the general partner of Alloy
Corporate 2000, L.P.

ALLOY PARTNERS 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy
Ventures 2000, LLC, the general partner of Alloy
Partners 2000, L.P.

ALLOY ANNEX I, LLC

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

ALLOY ANNEX I, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Annex
I, LLC, the general partner of Alloy Annex I, L.P.

Alloy Ventures 2005, LLC

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

Alloy Ventures 2005, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy
Ventures 2005, LLC the general partner of
Alloy Ventures 2005, L.P.

/s/ Tony Di Bona, Authorized Signer CRAIG TAYLOR

/s/ Tony Di Bona, Authorized Signer DOUGLAS E. KELLY

/s/ Tony Di Bona, Authorized Signer JOHN F. SHOCH

/s/ Tony Di Bona TONY DI BONA

/s/ Tony Di Bona, Authorized Signer DANIEL I. RUBIN

/s/ Tony Di Bona, Authorized Signer AMMAR H. HANAFI

/s/ Tony Di Bona, Authorized Signer MICHAEL W. HUNKAPILLER

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Favrille, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
Executed this 10th day of June, 2008.

ALLOY VENTURES 2000, LLC

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

ALLOY VENTURES 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy
Ventures 2000, LLC, the general partner of Alloy
Ventures 2000, L.P.

ALLOY INVESTORS 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy
Ventures 2000, LLC, the general partner of Alloy
Investors 2000, L.P.

ALLOY CORPORATE 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy
Ventures 2000, LLC, the general partner of Alloy
Corporate 2000, L.P.

ALLOY PARTNERS 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy
Ventures 2000, LLC, the general partner of Alloy
Partners 2000, L.P.

ALLOY ANNEX I, LLC

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

ALLOY ANNEX I, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Annex
I, LLC, the general partner of Alloy Annex I, L.P.

Alloy Ventures 2005 LLC

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

Alloy Ventures 2005 L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy
Ventures 2005 LLC the general partner of Alloy
Ventures 2005 L.P.

/s/ Tony Di Bona, Authorized Signer

CRAIG TAYLOR

/s/ Tony Di Bona, Authorized Signer

DOUGLAS E. KELLY

/s/ Tony Di Bona, Authorized Signer

JOHN F. SHOCH

/s/ Tony Di Bona

TONY DI BONA

/s/ Tony Di Bona, Authorized Signer

DANIEL I. RUBIN

/s/ Tony Di Bona, Authorized Signer

AMMAR H. HANAFI

/s/ Tony Di Bona, Authorized Signer

MICHAEL W. HUNKAPILLER

EXHIBIT B TO SCHEDULE 13G — FAVRILLE, INC.

	Aggregate Number of
	Shares Beneficially Owned		% of
Name of Originator	Individual	Aggregate	Total Shares
Alloy Ventures 2000, LLC		0	0%

Alloy Partners 2000, L.P.	0		0%

Alloy Ventures 2000, L.P.	0		0%

Alloy Corporate 2000, L.P.	0		0%

Alloy Investors 2000, L.P.	0		0%

Alloy Annex I, LLC		0	0%

Alloy Annex I, L.P.	0		0%

Alloy Ventures 2005, LLC		499,049	1.19%

Alloy Ventures 2005, L.P.	499,049		1.19%

Douglas Kelly	101,512	499,049 Note 1	1.44%

Craig Taylor		499,049 Note 1	1.19%

John Shoch		499,049 Note 1	1.19%

Tony Di Bona	17,000	499,049 Note 1	1.23%

Daniel I. Rubin	20,000	514,049 Note 1	1.28%

Ammar H. Hanafi		503,299 Note 1	1.20%

Michael W. Hunkapiller		499,049 Note 1	1.19%
The address for all of the above is: 400 Hamilton Avenue, 4th Floor, Palo Alto, California 94301
Alloy Ventures 2000, LLC, Alloy Partners 2000, L.P., Alloy Ventures 2000, L.P., Alloy Corporate 2000, L.P. and Alloy Investors 2000, L.P. are organized in California. The individuals are all U.S. citizens and residents, other than Tony Di Bona who is a citizen of Australia but a U.S. resident.
None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.
All of the parties are individuals or entities in the venture capital business.
Note 1: Includes shares held by Alloy Ventures 2005, LP. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.